MANAGEMENT'S REPORT TO SHAREHOLDERS

The accompanying interim consolidated financial statements of Russel Metals Inc. for the quarter and the nine months ended September 30, 2004, have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements.  Management is responsible for the accuracy, integrity and objectivity of the interim consolidated financial statements within reasonable limits of materiality with that contained in the consolidated financial system.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company's Audit Committee is appointed annually by the Board of Directors and is comprised of unrelated Directors.  The Audit Committee meets with management to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the interim consolidated financial statements, the management's discussion and analysis and the report to shareholders.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements, the management discussion and analysis and the report to shareholders for presentation to the shareholders.

The interim consolidated financial statements have not been reviewed by the Company's external auditors Deloitte & Touche LLP.

Dated October 22, 2004

(signed) E. M. Siegel, Jr.	(signed) B. R. Hedges
President and Chief Executive Officer	Executive Vice President and
Chief Financial Officer

RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30,	December 31,
($000)	2004	2003

ASSETS
Current
Cash	$ -	$ 19,008
Accounts receivable	407,351	248,904
Inventories	465,467	303,048
Prepaid expenses and other assets	5,691	5,028
Income taxes receivable	177	5,912
Discontinued operations	168	1,107

	878,854	583,007

Property, Plant and Equipment	181,642	184,929
Assets Held For Sale (Note 10)	3,313	1,622
Deferred Financing Charges	7,254	3,547
Goodwill (Note 4)	7,815	4,216
Future Income Tax Assets	6,736	10,458
Other Assets	2,641	2,840

	$ 1,088,255	$ 790,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness	$ 32,005	$ 78,093
Accounts payable and accrued liabilities	335,571	217,173
Income taxes payable	48,297	11,729
Discontinued operations (Note 11)	2,914	2,729

	418,787	309,724
Other Accrued Liabilities (Note 8)	5,410	-
Long-Term Debt (Note 8)	221,183	179,402
Pensions and Benefits (Note 7)	11,974	11,542
Future Income Tax Liabilities	7,391	6,109

	664,745	506,777

Shareholders' Equity (Note 9)
Preferred shares	-	30,000
Shareholders' equity	423,510	253,842

	423,510	283,842

	$ 1,088,255	$ 790,619

On Behalf of the Board,

(Signed) Carl R. Fiora	(Signed) Robbert Hartog

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended September 30,		Nine months ended September 30,
($000, except per share data)	2004	2003	2004	2003

Revenues	$ 697,756	$ 392,490	$1,810,306	$ 1,099,267
Cost of sales and operating expenses	597,881	375,300	1,560,054	1,060,968

Earnings before the following	99,875	17,190	250,252	38,299
Restructuring (Note 10)	(1,598)	(3,597)	(2,950)	(3,597)
Debt redemption costs (Note 8)	-	-	(13,172)	-
Foreign exchange gain	-	-	-	348
Interest expense (Note 5)	(4,912)	(6,463)	(15,828)	(16,438)

Earnings before income taxes	93,365	7,130	218,302	18,612
Provision for income taxes	(35,155)	(2,871)	(83,411)	(7,292)

Earnings from continuing operations	58,210	4,259	134,891	11,320
Gain (loss) from discontinued operations (Note 11)	395	(652)	(575)	(652)

Net earnings for the period	58,605	3,607	134,316	10,668

Retained earnings --

Dividends on preferred shares	-	(563)	(611)	(1,688)

Earnings available to common
shareholders	58,605	3,044	133,705	8,980
Dividends on common shares	(7,463)	(2,921)	(16,281)	(8,258)
Retained earnings, beginning of the period	176,784	106,457	110,502	105,858

Retained earnings, end of the period	$ 227,926	$ 106,580	$ 227,926	$ 106,580

Basic earnings per common share - continuing operations	$ 1.17	$ 0.09	$ 2.78	$ 0.25

Basic earnings per common share	$ 1.18	$ 0.07	$ 2.77	$ 0.23

Diluted earnings per common share - continuing operations	$ 1.15	$ 0.09	$ 2.71	$ 0.24

Diluted earnings per common share	$ 1.16	$ 0.07	$ 2.70	$ 0.23

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended September 30,		Nine months ended September 30,
($000)	2004	2003	2004	2003

Operating activities
Earnings from continuing operations	$ 58,210	$ 4,259	$ 134,891	$ 11,320
Depreciation and amortization	4,493	4,292	14,073	11,493
Restructuring	-	3,438	-	3,438
Future income taxes	670	283	2,391	720
Loss on sale of fixed assets	30	6	249	14
Stock-based compensation	179	55	737	156
Debt redemption costs (Note 8)	-	-	2,525	-

Cash from operating activities before working capital	63,582	12,333	154,866	27,141

Changes in non-cash working capital items
Accounts receivable	(55,357)	8,291	(161,836)	(16,156)
Inventories	(103,904)	38,200	(166,318)	87,035
Accounts payable and accrued liabilities	55,914	(10,915)	117,151	(22,743)
Current income taxes	16,149	1,207	45,332	(319)
Other	671	330	(663)	1,227

Change in non-cash working capital	(86,527)	37,113	(166,334)	49,044

Cash (used in) from operating activities	(22,945)	49,446	(11,468)	76,185

Financing activities
Increase (decrease) in bank borrowing	13,451	143,806	(46,088)	122,665
Issue of common shares (Note 9)	3,648	174	54,215	605
Issuance of long-term debt (Note 8)	-	-	235,200	-
Redemption of long-term debt (Note 8)	-	-	(184,715)	-
Redemption of preferred shares (Note 9)	-	-	(30,000)	-
Dividends on common shares	(7,463)	(2,921)	(16,281)	(8,258)
Dividends on preferred shares	-	(563)	(611)	(1,688)
Deferred financing costs	(176)	-	(7,159)	-

Cash from financing activities	9,460	140,496	4,561	113,324

Investing activities
Purchase of businesses	-	(171,016)	-	(171,016)
Purchase of fixed assets	(6,342)	(9,580)	(18,452)	(20,032)
Proceeds on sale of fixed assets	53	816	571	961
Proceeds from assets held for sale	-	-	2,200	-
Other	1,580	(4,307)	3,203	(763)

Cash used in investing activities	(4,709)	(184,087)	(12,478)	(190,850)

Discontinued operations
Operating activities	(69)	(652)	(87)	(652)
Investing activities	464	-	464	-

Cash from (used in) discontinued operations	395	(652)	377	(652)

Increase (decrease) in cash	(17,799)	5,203	(19,008)	(1,993)
Cash position, beginning of the period	17,799	17,872	19,008	25,068

Cash position, end of the period	$ -	$ 23,075	$ -	$ 23,075

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

1.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"); however, they do not include all of the disclosure requirements for annual consolidated financial statements.  These interim consolidated financial statements follow the same accounting policies disclosed in Note 1 to the 2003 annual consolidated financial statements except as noted in Note 2.  These interim consolidated financial statements should be read in conjunction with the 2003 annual consolidated financial statements including notes thereto.  These interim consolidated financial statements contain all adjustments necessary for a fair presentation of the results for the periods reported.

2.	Change in Accounting Policies

a)	Hedging Relationships

Effective January 1, 2004, the Company adopted the new accounting guideline, AcG-13, Hedging Relationships, which establishes certain conditions for when hedge accounting may be applied.  The guideline sets out the requirements for the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting.  The Company has applied this standard to the fixed, fixed cross currency swaps entered into on February 20, 2004 in order to hedge the last US$100 million of its US$175 million U.S. Senior Notes (see Note 8).  In addition, this standard has been applied to the Company's other hedging relationships, namely foreign exchange contracts used to manage certain committed cash flows and the hedge of the net investment in U.S. subsidiaries.

b)	Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the new CICA Handbook section 3110, Asset Retirement Obligations.  This standard establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs.  The Company has certain significant asset retirement obligations relating to its land lease for its Thunder Bay Terminal operations.  The landlord has the option to retain the facilities or to require the Company to remove them.  The probability - weighted cost of removal, as required by the standard, is not material.

c)	Comparative Figures

In the fourth quarter of 2003, the Company prospectively adopted, effective January 1, 2003, the fair value method of accounting for employee stock-based payments issued after that date.  The 2003 third quarter results have been restated to reflect the adoption of this standard, which resulted in an increase in compensation expense of $55,000 for the quarter ($156,000 year to date).

d)	Generally Accepted Accounting Principles

Effective January 1, 2004, the Company prospectively adopted the new CICA Handbook section 1100, Generally Accepted Accounting Principles.  This standard establishes what constitutes Canadian generally accepted accounting principles and provides guidance on the GAAP hierarchy.  The adoption of this standard did not have a material effect on the Company's results of operations, financial position or cash flows.

3.	Economic Cycle

All three of the metals operating segments are significantly affected by economic cycles in the markets where they operate.  Revenues and operating profits in the energy tubular products segment are also affected by oil and gas drilling in western Canada, which is predominantly carried out during the period from October to March.  For these reasons, the results of operations for the periods shown are not necessarily indicative of the results for the full year.

4.	Goodwill

	During the second quarter of 2004, the Company finalized the purchase price equation for Acier Leroux acquired July 3, 2003.

	The continuity of the carrying value of the goodwill is as follows:

	($000)

	Balance December 31, 2003			$ 4,216
	Change in the allocation of the purchase
	price of Acier Leroux			3,599

	Balance September 30, 2004			$ 7,815

The significant changes since December 31, 2003 to the purchase price allocation were to decrease fixed assets by $0.5 million and to increase accounts payable by $2.3 million to provide for estimated expenditures yet to be settled.

	The final Acier Leroux net assets acquired totaling, $197.6 million, at assigned values is as follows:

	($000)

	Accounts receivable				$ 74,572
	Inventories				82,880
	Fixed assets				60,180
	Other assets				2,122
	Goodwill				7,815

	Total assets -- continuing operations				227,569
	Accounts payable and accrued liabilities				(47,127)
	Accrued pension and benefit liability				(1,380)
	Future income taxes				11,057

	Net identifiable assets -- continuing operations				190,119
	Discontinued operations				7,481
	Debt assumed, net of cash				(123,956)

	Net assets acquired				$ 73,644

5.	Interest Expense

		Quarters ended September 30,		Nine Months ended September 30,
	($000)	2004	2003	2004	2003

	Interest on long-term debt	$ 4,074	$ 4,583	$ 13,192	$ 14,369
	Other interest expense	838	1,880	2,636	2,069

	Total interest	$ 4,912	$ 6,463	$ 15,828	$ 16,438

	Interest paid in the quarter ended September 30, 2004 was $11.1 million (2003: $1.3 million) and the nine months ended September 30, 2004 was $15.8 million (2003: $10.9 million).

6.	Segmented Information

		Quarters ended September 30,		Nine Months ended September 30,
	($000)	2004	2003	2004	2003

	Segment Revenues
	Service center	$ 427,684	$ 249,794	$ 1,173,788	$ 636,352
	Energy tubular products	111,992	76,699	286,733	231,640
	Steel import/export	153,870	61,917	339,425	222,184

		693,546	388,410	1,799,946	1,090,176
	Other	4,210	4,080	10,360	9,091

		$ 697,756	$ 392,490	$ 1,810,306	$ 1,099,267

	Segment Operating Profits
	Service center	$ 63,319	$ 10,868	$ 167,549	$ 24,388
	Energy tubular products	14,505	3,506	30,952	9,159
	Steel import/export	24,424	3,059	62,045	9,192

		102,248	17,433	260,546	42,739
	Other income	1,745	1,696	3,051	2,086
	Corporate expenses	(4,118)	(1,939)	(13,345)	(6,526)

		$ 99,875	$ 17,190	$ 250,252	$ 38,299

			September 30,		December 31,
	($000)		2004		2003

	Identifiable Assets
	Service center		$ 674,216		$ 501,433
	Energy tubular products		177,461		144,809
	Steel import/export		190,931		71,436

	Identifiable assets by segment		1,042,608		717,678

	Assets not included in segments
	Cash		-		19,008
	Income tax assets		6,913		16,370
	Deferred financing charges		7,254		3,547
	Other assets		2,641		2,840
	Corporate and other operating assets		28,839		31,176

	Total assets		$ 1,088,255		$ 790,619

7.	Pension and Benefits

For the quarter ended September 30, 2004 the total benefit cost relating to employee future benefits was $0.7 million (2003: $0.7 million) and for the nine months ended September 30, 2004, the cost was $2.1 million (2003: $2.1 million).

8.	Long-Term Debt

	The components of long-term debt are as follows:

				September 30,	December 31,
	($000)			2004	2003

	6.375% US Senior Notes due March 1, 2014			$ 221,183	$ -
	10% US Senior Notes due June 1, 2009			-	149,402
	8.0% Subordinated Debentures due June 15, 2006			-	30,000

				$ 221,183	$ 179,402

On February 20, 2004, the Company completed the issue of US$175 million of Senior Notes due March 1, 2014 bearing interest at 6.375%.  The proceeds of this issue were used to redeem US$95.5 million of the 10% Senior Notes due June 1, 2009, including a call premium, at 1.0725, the $30 million 8% Subordinated Debentures due June 15, 2006 at par, and the $30 million Class II preferred shares, series C.

	On June 1, 2004, the Company redeemed the remaining US$20.1 million of 10% Senior Notes, including a call premium, at 1.05.

On February 20, 2004, the Company entered into fixed, fixed cross currency swaps with major banks to manage the foreign currency exposure on the last US$100 million of the 6.375% Senior Notes.  On the swaps, the Company receives U.S. denominated interest at 6.375% on a notional US$100 million and pays Canadian dollar interest at 7.12% on a notional $131.8 million.  As part of the swaps the Company exchanged US$100 million for $131.8 million on February 20, 2004 and will receive US$100 million for $131.8 million on March 1, 2014.  Both the swap counterparties and the Company have the right to early terminate the swaps in the first quarter of 2009.  On a monthly basis the U.S. Senior Notes are recorded at the month end exchange rate and the difference between the swap rate of $1.3180 and the month end rate is recorded separately as an Other Asset or Other Accrued Liability.

	The Company has designated the first US$75 million of the 6.375% Senior Notes as a hedge of its net investment in its U.S. Subsidiaries, on an after tax basis.

9.	Shareholders' Equity

	The components of shareholders' equity are as follows:

				September 30,	December 31,
	($000)			2004	2003

	Common shares			$ 202,789	$ 147,981
	Contributed surplus			336	192
	Retained earnings			227,926	110,502
	Cumulative translation adjustment			(7,541)	(4,833)

				$ 423,510	$ 253,842

	The number of common shares issued and outstanding were as follows:

			Number		Amount
			of Shares		($000)

	Balance December 31, 2003		43,023,342		$147,981
	Stock options exercised		1,059,117		5,568
	Common share issue		5,750,000		49,240

	Balance September 30, 2004		49,832,459		$202,789

		Quarters ended September 30,		Nine Months ended September 30,
		2004	2003	2004	2003

	Average shares outstanding
	Basic	49,584,030	41,659,794	48,273,720	39,309,965
	Diluted	50,629,235	44,881,394	49,469,449	42,185,898

	On February 12, 2004, the Company completed the closing of its public offering of 5,750,000 common shares at a price of $9.00 per share for net proceeds of $49.2 million.

	On March 22, 2004, the Company redeemed its $30 million Class II preferred shares, series C for $25 per share, plus accrued dividends of $0.04 per share.

10.	Restructuring

For the quarter ended September 30, 2004, the Company incurred a restructuring charge of $1.6 million relating to the on-going costs and asset write downs related to the restructuring of Russel Metals' operations as a result of the acquisition of Acier Leroux.  For the nine months ended September 30, 2004, this restructuring charge was $3.2 million.

	As at December 31, 2003, the Company had a restructuring provision of $3.2 million as a result of the acquisition of Acier Leroux. The continuity of the provision is as follows:

	($000)

		Special	Contractual
		Termination	Termination
		Costs	Costs	Other	Total

	Balance December 31, 2003	$ 228	$ 2,402	$ 532	$ 3,162
	Restructuring charged in the period	-	494	2,683	3,177
	Cash payments	(228)	(1,602)	(885)	(2,715)
	Non-cash changes to the provision	-	56	(2,330)	(2,274)

	Balance September 30, 2004	$ -	$ 1,350	$ -	$ 1,350

During the nine month period ended September 30, 2004, the Company had incurred net cash payments in the amount of $0.4 million relating to the restructuring of Russel Metals B.C. and Bahcall operations and reduced the remaining provision not required for restructuring by $227,000.

	The restructuring charged in the period was as follows:

			Quarter ended	Nine months ended
	($000)		September 30, 2004	September 30, 2004

	Costs associated with Acier Leroux		$ 1,598	$ 3,177
	Provision not required for Russel Metals B.C./Bahcall		-	(227)

	Restructuring in the period		$ 1,598	$ 2,950

During the quarter ended March 31, 2004, the Company vacated its Dartmouth and Lachine buildings and classified them as Assets Held for Sale.  During the quarter ended June 30, 2004, the Company sold its Dartmouth building for $2.2 million, resulting in no gain or loss.

11.	Discontinued Operations

During the quarter ended September 30, 2004, the Company sold its Plattsburgh U.S. operation acquired in the acquisition of Acier Leroux for net proceeds of US$0.3 million.  During the quarter ended June 30, 2004, the Company incurred an additional charge of $1.0 million, net of tax relating to a long-term lease obligation of an operation classified as discontinued in 1995.

12.	Supplemental Cash Flow Information

	Income tax paid in the quarter ended September 30, 2004 was $19.4 million (2003: $1.3 million) and the nine months ended September 30, 2004 was $36.0 million (2003: $6.9 million).